Exhibit 99.1

EUDA Health Holdings Limited Has Regained Compliance with Nasdaq Capital Market’s Continued Listing Requirements After receipt of Nasdaq Notification Regarding Minimum Market Value Deficiency

Singapore, June 1, 2026 (Globe Newswire) - EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on April 23, 2026, indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the last 32 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2).

On May 28, 2026, the Company received a written notice from Nasdaq stating that the Company’s Market Value of Listed Securities has been $35 million or greater for ten consecutive business days from May 13 to May 27, 2026, and therefore the Company has regained compliance with the MVLS requirement for continued listing on the Nasdaq Capital Market.

For investor and media inquiries, please contact:

Christensen Advisory

Christian Arnell

Phone: +852 2117 0861

Email: christian.arnell@christensencomms.com